SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of ClearBridge American
 Energy MLP Fund Inc. was held on March 24, 2016, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors





Nominees		Votes For   Votes Withheld

Robert D. Agdern	51,499,891  1,924,365
Eileen A. Kamerick      51,509,449  1,914,807
Riordan Roett		51,461,809  1,962,447
Jane Trust		51,516,670  1,907,586

At May 31, 2016, in addition to Robert D. Agdern, Eileen A. Kamerick, Riordan Roett and Jane Trust, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Leslie H. G
William R. Hutchinson